

Report of Independent Registered Public Accounting Firm and
Statements of Financial Condition for

D.A. Davidson & Co.

September 30, 2021 and 2020

Crowe

Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholder of D.A. Davidson & Co.
Great Falls, Montana

Opinion on the Financial Statement

We have audited the accompanying statements of financial condition of D.A. Davidson & Co. (the "Company") as of September 30, 2021 and 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2021 and 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits of the financial statements provide a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as the Company’s auditor since 2016.

New York, New York
November 23, 2021

D.A. DAVIDSON & CO.

Statements of Financial Condition

As of September 30, 2021 and 2020

Amounts in thousands, except per share amounts

	2021	2020
ASSETS		
Cash and cash equivalents	$ 181,030	$ 117,388
Securities segregated under federal and other regulations	4,945	4,972
Receivables from:		
Clients, net	154,236	127,603
Broker-dealers and clearing organizations	69,140	41,736
Other, net	16,274	15,940
Securities owned:		
Trading – at fair value	84,262	68,951
Securities purchased under agreements to resell	23,524	20,147
Notes receivable, net	48,595	38,377
Fixed assets, net	15,835	16,411
Right-of-use assets, net	42,805	43,443
Deferred income taxes	18,139	15,817
Goodwill	9,712	2,396
Intangible assets, net	6,621	6,481
Other assets	24,004	25,738
Total assets	$ 699,122	$ 545,400
LIABILITIES AND SHAREHOLDER'S EQUITY		
LIABILITIES:		
Drafts payable	$ 94,150	$ 13,780
Payables to clients	87,449	95,634
Payables to broker-dealers and clearing organizations	6,086	2,870
Accrued compensation	95,642	73,473
Lease liabilities	50,045	52,213
Securities sold, but not yet purchased – at fair value	42,212	17,361
Accounts payable and accrued liabilities	22,780	19,983
Total liabilities	398,364	275,314
Commitments and contingencies	—	—
SHAREHOLDER'S EQUITY:		
Common stock ($0.10 par value. Authorized 3,000 shares; 1 share issued and outstanding)	—	—
Additional paid-in capital	183,233	156,865
Retained earnings	117,525	113,221
Total shareholder's equity	300,758	270,086
Total liabilities and shareholder's equity	$ 699,122	$ 545,400

See accompanying notes to the statements of financial condition.

Notes to Statements of Financial Condition
September 30, 2021 and 2020
Amounts in thousands, except per share amounts

(1)   Summary of Significant Accounting Policies

Organization

D.A. Davidson & Co. (the Company) is a registered broker-dealer, investment adviser, and municipal advisor registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Montana corporation that is a wholly-owned subsidiary of D.A. Davidson Companies (the Parent). The Company's activities as a securities broker-dealer comprise several classes of services, including principal transactions, agency transactions, investment banking and municipal advisory and underwriting. The Company's activities as an investment adviser comprise both discretionary and non-discretionary investment advisory services. These services are provided to its customers throughout the United States.

The Company follows accounting standards set by the Financial Accounting Standards Board (FASB). The FASB sets generally accepted accounting principles (GAAP) that the Company follows to ensure consistent reporting of financial condition, results of operations, and cash flows. References to GAAP issued by the FASB in these footnotes are to the *FASB Accounting Standards Codification* (the Codification or ASC).

(a)   *Recent Accounting Pronouncements*

Effective October 1, 2020, the Company adopted the requirements of Accounting Standards Update (ASU) 2016-13, *Financial Instruments – Credit Losses (Topic 326)*. In June 2016, the FASB issued new guidance, ASU 2016-13, to replace the incurred loss model for financial instruments and other commitments to extend credit held at the reporting date with an expected loss model, which is referred to as the current expected credit loss (CECL) model. The CECL model is applicable to the measurement of credit losses on financial assets measured at amortized cost, including notes receivables, trade receivables, and held-to maturity debt securities.

Under ASC Topic 326, a practical expedient may be elected for contracts when the counterparty is contractually obligated to fully replenish the collateral to meet the requirements of the contract and the Company reasonably expects such replenishment to continue. The Company elects to use the practical expedient when eligible. The Company determines if it is eligible for the collateral maintenance provision practical expedient, considers the credit quality of these assets, and the related need for an allowance for credit losses, based on several factors, including: 1) the daily revaluation of the underlying collateral used to secure the customer's borrowings and collateral, 2) the customer's continuing ability to meet additional collateral requests based on decreases in the market value of the collateral, and 3) its right to sell the securities collateralizing the borrowings, if additional collateral requests are not met by the customer or the amounts borrowed are not returned on demand. When applying the practical expedient, the Company compares the amortized cost basis with the fair value of collateral at the reporting date to measure the estimate of expected credit losses. When the fair value of the collateral is equal to or exceeds the amortized cost basis of the financial asset and the Company reasonably expects the counterparty to continue to replenish the collateral as necessary to meet the requirements of the contract, the practical expedient permits the Company to consider that the expectation of nonpayment of the amortized cost basis is zero. When the fair value of the collateral is less than the amortized cost basis of the financial assets, and the Company reasonably expects the counterparty to continue to replenish the collateral as

D.A. DAVIDSON & CO.

Notes to Statements of Financial Condition
September 30, 2021 and 2020
Amounts in thousands, except per share amounts

necessary to meet the requirements of the contract, the Company would establish an allowance for credit losses, based on the difference between the fair value of the collateral at the reporting date and the amortized cost basis of the financial assets.

For financial assets measured at amortized cost basis that are not eligible for the collateral maintenance practical expedient, the Company would estimate expected credit losses over the life of the financial assets as of the reporting date based on relevant information about historical experience, current conditions, and reasonable and supportable forecasts.

Receivables from clients. The Company's receivables from clients include margin loans and accrued interest on these loans. Margin loans represent credit extended to clients to finance their purchases of securities by borrowing against securities they own and are fully collateralized by these securities in client accounts. Collateral is maintained at required levels at all times. The borrowers of a margin loan are contractually required to continually adjust the amount of the collateral as its fair value changes. The Company subjects the borrowers to an internal qualification process and an interview to align investing objectives, and monitors customer activity. The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for margin loans.

Receivables from broker-dealers and clearing organizations. The Company's receivables from broker-dealers and clearing organizations include amounts receivable from unsettled trades, including amounts receivable for securities failed to deliver, accrued interest receivables and cash deposits. A portion of the Company's trades and contracts are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

Notes receivable. The Company's notes receivable consist of loans to Company employees granted to employees primarily for recruiting and retention. These loans are contingent on the employees' continued employment with the Company and require repayment if employees leave during a contractual service period. These loans amortize over a contractual service period of two to nine years from the initial date of the loan and amounts related to accrued interest are reported in the same balance sheet line item as the other elements of the loan's amortized cost. The outstanding loan becomes due on demand in the event the employee departs during the service period. The Company estimates the allowance for credit losses by considering credit quality indicators and the recoverability of an outstanding loan balance from employees that left the Company. A loan would be placed on non-accrual status when, based on current information, it is probable that the Company will be unable to collect scheduled payments of principal and interest when due according to the contractual terms of the underlying loan agreement. The amortized cost basis of these loans would be written-off against the allowance for credit losses when management deems the amount to be uncollectible.

The Company adopted the provisions of this guidance using the modified retrospective method for the applicable financial assets measured at amortized cost and recognized a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The adoption of this standard did not have a material impact on the Company's financial condition.

D.A. DAVIDSON & CO.

Notes to Statements of Financial Condition
September 30, 2021 and 2020
Amounts in thousands, except per share amounts

Effective October 1, 2019, the Company adopted the requirements of Accounting Standards Update (ASU) 2016-02, *Leases* (ASU 2016-02) and all subsequent amendments to the ASU (collectively, ASC 842). ASU 2016-02 was issued in February 2016 and requires organizations that lease assets to recognize on the statement of financial condition a right-of-use (ROU) asset and a lease liability for most leases. The Company adopted ASC 842 under a modified retrospective approach as of the date of adoption. Prior periods were not restated and continue to be reported in accordance with legacy GAAP. The Company elected to apply several of the available practical expedients, including:

- Carryover of historical lease determination and lease classification conclusions
- Carryover of historical initial direct costs balances for existing leases
- Accounting for lease and non-lease components in real estate contracts in which the Company is a lessee as a single lease component.

Adoption of ASC 842 resulted in the recognition of ROU assets of $47,788, and lease liabilities of $58,404 as of October 1, 2019. These amounts were determined based on the present value of remaining minimum lease payments, discounted using the Company's incremental borrowing rate as of the date of adoption. The recognition and measurement arising from a lease by the lessee depends on its classification as a finance or operating lease. New qualitative and quantitative disclosures are also required to provide information about amounts recorded in the financial statements (see Note 7).

(b)   *Use of Estimates*

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided. Accordingly, actual results could differ from those estimates.

(c)   *Cash Equivalents*

Cash equivalents consist of money market funds which invest in U.S. Treasury bills, notes and commercial paper with original maturities of 90 days or less, and amounted to $148,600 and $100,400 at September 30, 2021 and 2020, respectively. The money market funds are classified as Level 1 assets in the fair value hierarchy. The Company has cash deposit accounts with financial institutions in which the balances may exceed the Federal Deposit Insurance Corporation (FDIC) insured limit. The Company has not experienced any losses in such accounts and management believes it is not exposed to any significant risk.

(d)   *Securities Segregated Under Federal and Other Regulations*

Securities segregated under federal regulations represents qualified securities segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3, *Customer Protection – Reserves and Custody of Securities*, of the Securities Exchange Act of 1934.

D.A. DAVIDSON & CO.

Notes to Statements of Financial Condition
September 30, 2021 and 2020
Amounts in thousands, except per share amounts

(e) Receivables from and Payables to Clients

Accounts receivable from and payable to clients are recorded on a settlement date basis and include amounts due on cash and margin transactions. Securities owned by clients are held as collateral for receivables.

(f) Securities Owned, Securities Sold, But Not Yet Purchased, and Fair Value Measurement

Securities at September 30, 2021 and 2020 consist of bonds, stocks and other investments. The Company classifies its investments as trading securities. Securities are bought and held principally as inventory for the purpose of sales in the near term. Securities are recorded at fair value on a trade date basis with realized and unrealized gains and losses included in trading revenue.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs.

The valuation techniques used are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. These two types of inputs create the following hierarchy:

- Level 1 securities include inputs based on quoted prices in active markets for identical securities, which provides the most reliable fair value measurement. This category generally includes actively traded equity securities and mutual funds.

- Level 2 securities include inputs other than quoted prices in active markets, which are either directly or indirectly observable as of the measurement date. These observable inputs include quoted prices for similar securities, and bond pricing models based on interest rates, credit risk, and remaining maturity for similar securities. This category generally includes corporate bonds, municipal bonds, government agency mortgage backed bonds, and United States (U.S.) government obligations.

- Level 3 securities do not have observable pricing for all significant inputs as of the measurement date. These securities are valued based on management's best estimate of fair value, which may include significant judgment or estimation. Factors that may be considered in the valuation estimate include the cost, terms and liquidity of the security, the financial condition and operating results of the issuer, market prices of similar securities, pricing models based on estimated cash flows and yields, and other factors generally applicable to the valuation of securities. This category includes certain sanitation improvement district obligations.

See Note 5 for further information regarding Securities Owned, Securities Sold, But Not Yet Purchased, and Fair Value Measurement.

D.A. DAVIDSON & CO.

Notes to Statements of Financial Condition
September 30, 2021 and 2020
Amounts in thousands, except per share amounts

(g)   Securities Purchased Under Agreements to Resell

Securities purchased under agreements to resell are financing transactions collateralized by negotiable securities and are carried at contractual amounts plus accrued interest. The Company's policy is to obtain possession of the collateral with a market value equal to or in excess of the principal amount loaned. The Company monitors daily the market value of the securities acquired as compared to the amounts due and may require counterparties to deposit additional collateral, or may return collateral to counterparties, when necessary.

(h)   Securities Lending Activities

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives cash in an amount generally in excess of the fair value of securities loaned. The Company monitors the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Securities borrowed are presented in receivables from broker-dealers and clearing organizations and securities loaned are presented in payables to broker-dealers and clearing organizations.

(i)   Notes Receivable

Notes receivable consist of loans to Company employees. These notes earn interest at rates consistent with market rates at the time of issuance and are repaid over a term of two to nine years. Repayment is generally made with the employees' bonus compensation.

(j)   Allowance for Credit Losses and Allowance for Doubtful and Impaired Receivables

The Company provides an allowance for credit losses using estimates and assumptions based on historical experience, current conditions and reasonable and supportable forecasts. The Company estimates the allowance for credit losses on notes receivable by considering credit quality indicators and the recoverability of an outstanding loan balance from employees that left the Company (see Note 1(a)). The Company's allowance for credit losses on notes receivable totaled $1,273 at September 30, 2021.

Prior to the adoption of ASC 326, the Company maintained an allowance for losses on doubtful and impaired notes receivable and customer accounts based on management's evaluation of existing accounts outstanding and historical experience related to such activity. A receivable is considered impaired when, based upon current information and events, it is probable that the Company will be unable to collect, on a timely basis, all principal and interest according to the contractual terms of the receivable's original agreement.

At September 30, 2020, the Company's allowances for estimated losses and impairment on notes receivable totaled $615.

D.A. DAVIDSON & CO.

Notes to Statements of Financial Condition
September 30, 2021 and 2020
Amounts in thousands, except per share amounts

(k) *Fixed Assets*

Fixed assets include furniture, equipment and leasehold improvements that are recorded at cost, less accumulated depreciation and amortization. Depreciation is provided on a straight-line or accelerated basis using estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Estimated useful lives range from two to 10 years.

(l) *Right-of-Use Assets and Lease Liabilities*

The Company conducts its operations from leased office facilities and also enters into leases in the normal course of business for certain office and technology equipment. In accordance with ASC 842, the Company recognizes a ROU asset and a corresponding lease liability on its statement of financial condition for its lease arrangements. ROU assets represent the right to use an underlying asset for the lease term, and lease liabilities represent the obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at the lease commencement date based on the present value of remaining minimum lease payments, discounted using the Company's incremental borrowing rate. See Notes 1(a) and 7 for further information regarding the Company's leases accounted for under ASC 842.

(m) *Income Taxes*

The Company is included in the consolidated U.S. federal and various combined state income tax returns filed by the Parent. Federal income taxes are calculated as if the subsidiary companies filed on a separate return basis.

The Company accounts for income taxes in accordance with ASC 740, *Income Taxes*. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. When applicable, a valuation allowance is established to reduce any deferred tax asset when it is determined that it is more likely than not that some portion of the deferred tax asset will not be realized.

The Company records uncertain tax positions when the effect of the outcome is considered more likely than not and reasonably estimable. There were no ongoing state tax examinations as of September 30, 2021 or September 30, 2020. As of September 30, 2021 and 2020, the Company has not made any material accruals for uncertain tax positions.

(n) *Goodwill and Intangible Assets*

Goodwill represents the excess of consideration paid over fair value of net assets of businesses acquired. Goodwill and intangible assets acquired in a purchase business combination and determined to have an

D.A. DAVIDSON & CO.

Notes to Statements of Financial Condition
September 30, 2021 and 2020
Amounts in thousands, except per share amounts

indefinite useful life are not amortized, but instead tested for impairment at least annually. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values.

(o)   Drafts Payable

Drafts payable represent amounts drawn by the Company against banks and sight overdrafts under sweep agreements with banks.

(p)   Stock-Based Compensation

The Parent's stock incentive plan provides for the granting of Parent common stock-based awards to officers, key employees and directors of the Company. The Parent provides stock-based awards as part of compensation agreements the Company has with certain employees which provide for the issuance of its Parent's stock in future years, upon satisfaction of vesting requirements. Stock-based compensation is accounted for in accordance with ASC 718, *Compensation—Stock Compensation*.

(q)   Long-Lived Assets

The Company's long-lived assets, such as property, plant and equipment, and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of an asset to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value.

The Company did not record any impairment charges during the years ended September 30, 2021 and 2020, as there were no long-lived assets that were considered impaired.

(r)   Risk and Uncertainties

Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would affect the amounts reported in the statements of financial condition. The risk of loss on unsettled transactions relates to customers' and other counterparties' inability to fulfill their contracted obligations.

A novel strain of coronavirus surfaced in China in December 2019 and has spread around the world with resulting business and social disruption. The virus was declared a pandemic by the World Health Organization in March 2020. The pandemic has continued through fiscal year 2021 and has impacted the overall economy. While the magnitude of the impact is dependent on the length and severity of the disruption, the operations and business results of the Company could be adversely affected. Additionally,

D.A. DAVIDSON & CO.

Notes to Statements of Financial Condition
September 30, 2021 and 2020
Amounts in thousands, except per share amounts

significant estimates may be adversely impacted by local, state and national restrictions related to the coronavirus.

(s)   Reclassifications

Certain reclassifications have been made to the prior year financial statements and disclosures to provide a presentation consistent with the current year.

(2)   Net Capital Requirements

The Company is subject to Rule 15c3-1, *Net Capital Requirements for Brokers or Dealers*, pursuant to the Securities Exchange Act of 1934. The Company has elected to use the alternative method permitted by Rule 15c3-1 which requires that it maintain net capital in excess of the greater of $250 or 2% of aggregate debit balances arising from customer transactions as defined in the Formula Reserve Requirements under Rule 15c3-3.

At September 30, 2021, the Company's net capital of $158,924 was 85.63% of aggregate debit items and net capital exceeded the required capital of $3,712 by $155,212. At September 30, 2020, the Company's net capital of $145,800 was 94.16% of aggregate debit items and net capital exceeded the required capital of $3,096 by $142,704.

(3)   Acquisitions

Marlin & Associates Holding LLC

On September 1, 2021, the Company's Parent acquired all of the interest of Marlin & Associates Holding LLC (MA) pursuant to an equity purchase agreement. MA was immediately merged into the Company. MA's results of operations were included in the Company's results beginning September 1, 2021. The acquisition of MA expanded the Company's technology equity capital markets business. Under the terms of the acquisition, MA sellers received cash and shares of Parent's common stock as of the acquisition date. The cash consideration was paid by the Company on behalf of the Parent.

The transaction was accounted for under the acquisition method of accounting in accordance with ASC 805, *Business Combinations*. Assets purchased and liabilities assumed were recorded at their acquisition date fair values based on information available as of the acquisition date. The fair values of assets acquired and liabilities assumed are subject to adjustment during the first twelve months after the acquisition date if additional information becomes available.

D.A. DAVIDSON & CO.

Notes to Statements of Financial Condition
September 30, 2021 and 2020
Amounts in thousands, except per share amounts

The total final fair value of consideration paid for MA includes:

Fair Value of Consideration		
Cash	$	6,223
Fair value of share consideration		2,700
Fair value of total consideration transferred	$	8,923

Upon the close of the acquisition, a portion of the Parent's common stock issued with a total fair value of $1,875 as of the acquisition date was deposited in an escrow account at the Parent to secure indemnification responsibilities of MA's sellers to the Company. These shares will be released to MA's sellers on September 1, 2023, if any and all then pending claims have been resolved.

The fair value of the MA assets acquired and liabilities assumed, at their adjusted acquisition date fair values, were as follows:

Cash and cash equivalents	$	17
Receivables		5,990
Right-of-use assets		2,501
Goodwill		7,316
Intangible assets		1,360
Other assets		180
Total assets acquired	$	17,364
Accrued compensation	$	5,914
Lease liabilities		2,501
Accounts payable and accrued liabilities		26
Total liabilities assumed	$	8,441
Net assets acquired at fair value	$	8,923

The Company recognized an intangible asset of $1,360 identifiable with the MA customer base and covenants not to complete, which is being amortized over the estimated useful lives of 1-5 years.

D.A. DAVIDSON & CO.

Notes to Statements of Financial Condition
September 30, 2021 and 2020
Amounts in thousands, except per share amounts

(4)   Receivables from and Payables to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations consist of the following:

	Receivable		Payable
September 30, 2021:			
Securities failed-to-deliver/receive	$	396	4,386
Broker Omnibus		42,805	—
Unsettled proprietary trades		25,774	—
Other		165	1,700
	$	69,140	$ 6,086
September 30, 2020:			
Securities failed-to-deliver/receive	$	3,558	1,745
Broker Omnibus		33,520	—
Unsettled proprietary trades		4,334	—
Other		324	1,125
	$	41,736	$ 2,870

D.A. DAVIDSON & CO.

Notes to Statements of Financial Condition
September 30, 2021 and 2020
Amounts in thousands, except per share amounts

(5)   Securities Owned, Securities Sold, But Not Yet Purchased, and Fair Value Measurement

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy. See Note 1(f) for a discussion of the Company's fair value measurement accounting policies.

The following tables present information about the Company's assets and liabilities measured at fair value on a recurring basis as of September 30, 2021 and 2020:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
September 30, 2021:				
Securities segregated under federal and other regulations:				
Debt securities issued by the U.S. Treasury and segregated under Rule 15c3-3	$ —	$ 4,945	$ —	$ 4,945
Securities owned:				
Equity securities	$ 9,248	$ —	$ —	$ 9,248
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies	—	17,530	—	17,530
Debt securities issued by states of the U.S. and political subdivisions of the states	—	26,826	612	27,438
Corporate debt securities	—	19,094	—	19,094
Certificates of deposit	—	10,779	—	10,779
	$ 9,248	$ 74,229	$ 612	84,089
Limited partnerships				173
Total securities owned				$ 84,262
Securities sold, but not yet purchased:				
Equity securities	$ 13,626	$ —	$ —	$ 13,626
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies	—	19,688	—	19,688
Corporate debt securities	—	8,898	—	8,898
Total securities sold, but not yet purchased	$ 13,626	$ 28,586	$ —	$ 42,212

D.A. DAVIDSON & CO.

Notes to Statements of Financial Condition
September 30, 2021 and 2020
Amounts in thousands, except per share amounts

	Quoted Prices in Active Markets for Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)		Total
September 30, 2020:							
Securities segregated under federal and other regulations:							
Debt securities issued by the U.S.							
Treasury and segregated under Rule 15c3-3	$	—	$	4,972	$	—	$	4,972
Securities owned:							
Equity securities	$	3,842	$	—	$	—	$	3,842
Debt securities issued by the U.S.							
Treasury and other U.S. government							
corporations and agencies		—		434		—		434
Debt securities issued by states of							
the U.S. and political subdivisions							
of the states		—		27,551		935		28,486
Corporate debt securities		—		19,410		—		19,410
Certificates of deposit		—		16,616		—		16,616
	$	3,842	$	64,011	$	935		68,788
Limited partnerships							163
Total securities owned						$	68,951
Securities sold, but not yet purchased:							
Equity securities	$	162	$	—	$	—	$	162
Debt securities issued by the U.S.							
Treasury and other U.S. government							
corporations and agencies		—		10,062		—		10,062
Corporate debt securities		—		7,137		—		7,137
Total securities sold, but not yet purchased	$	162	$	17,199	$	—	$	17,361

D.A. DAVIDSON & CO.

Notes to Statements of Financial Condition
September 30, 2021 and 2020
Amounts in thousands, except per share amounts

Following is a reconciliation of Level 3 assets for which significant unobservable inputs were used to determine fair value:

	Level 3 Beginning Balance	Purchase of Investments	Sale/ Redemption of Investments	Realized Gain/(Loss)	Change in Unrealized Gain/(Loss)	Level 3 Ending Balance
2021						
Securities Owned:						
Debt securities issued by states of the U.S. and political subdivisions of the states	$ 935	$ —	$ (514)	$ 247	$ (56)	$ 612
	$ 935	$ —	$ (514)	$ 247	$ (56)	$ 612
2020						
Securities Owned:						
Debt securities issued by states of the U.S. and political subdivisions of the states	$ 1,007	$ 6	$ (308)	$ 295	$ (65)	$ 935
	$ 1,007	$ 6	$ (308)	$ 295	$ (65)	$ 935

There were no transfers between levels during the years ended September 30, 2021 and 2020.

The following table summarizes the valuation techniques and significant unobservable inputs used for the Company's investments categorized as Level 3 in the fair value hierarchy as of September 30, 2021 and 2020:

Name	Fair Value	Valuation Technique	Unobservable Inputs	Range of Input Values
2021				
Debt securities issued by states of the U.S. and political subdivisions of the states	$ 612	Discounted cash flow approach	Repayment terms	1-34 years
			Discount rates	6.75%
			Estimated housing starts	2-4
			Bond tax levy	0.70%
			Developed lot value	$400-$3,000
2020				
Debt securities issued by states of the U.S. and political subdivisions of the states	$ 935	Discounted cash flow approach	Repayment terms	1-21 years
			Discount rates	8.25%
			Estimated housing starts	0-4
			Bond tax levy	0.70%
			Developed lot value	$400-$6,100

The Company's investments in limited partnerships are valued at net asset value as a practical expedient.

D.A. DAVIDSON & CO.

Notes to Statements of Financial Condition
September 30, 2021 and 2020
Amounts in thousands, except per share amounts

(6) Fixed Assets

Fixed assets, net of accumulated depreciation as of September 30, 2021 and 2020 consist of the following:

		2021		2020
Furniture and equipment	$	20,961	$	19,677
Computer hardware		10,780		10,435
Software		1,866		2,713
Leasehold improvements		18,527		19,070
Construction in progress		591		636
Total fixed assets		52,725		52,531
Less: Accumulated depreciation		(36,890)		(36,120)
	$	15,835	$	16,411

(7) Leases

Lessee Arrangements

The Company enters into real estate lease arrangements for all of its office spaces across the United States. Additionally, the Company enters into equipment lease arrangements for copiers and postage machines. The Company's leases have remaining terms ranging from one to 10 years. The Company's leases do not include residual value guarantees or covenants.

The Company recognizes a ROU asset and a lease liability on its statement of financial condition for its lease arrangements. ROU assets represent the right to use an underlying asset for the lease term, and lease liabilities represent the obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at the lease commencement date based on the present value of remaining minimum lease payments, discounted using the Company's incremental borrowing rate. The Company uses its incremental borrowing rate at lease commencement to calculate the present value of lease payments when the rate implicit in a lease is not known. The Company estimates its incremental borrowing rate is based on the terms of each lease as well as the interest rate environment at the later of the adoption date of October 1, 2019, lease commencement date or lease remeasurement date. The incremental borrowing rate has also been adjusted to reflect a secured rate.

The Company has elected the practical expedient, where leases with an initial term of 12 months or less (short-term leases) are not recorded as an ROU asset or lease liability on the Company's statement of financial condition. The lease terms include any non-cancellable periods and may reflect periods covered by options to extend or terminate when it is reasonably certain that those options will be exercised. The Company has also elected the practical expedient to carry over historical lease determination and lease classification conclusions. In addition, the Company has elected to account for any non-lease components in its real estate leases as part of the associated lease component.

D.A. DAVIDSON & CO.

Notes to Statements of Financial Condition
September 30, 2021 and 2020
Amounts in thousands, except per share amounts

Leases are classified as operating or finance leases at the lease commencement date. As of September 30, 2021 and 2020, ROU assets and lease liabilities by lease type are as follows:

	2021	2020
Right-of-use assets		
Operating leases, net	$ 41,939	$ 42,535
Finance leases, net	866	908
Total right-of-use assets, net	$ 42,805	$ 43,443
Lease liabilities		
Operating leases	$ 49,167	$ 51,298
Finance leases	878	915
Total lease liabilities	$ 50,045	$ 52,213

Lease Liabilities

Future undiscounted lease payments for operating and finance leases with initial terms of one year or more as of September 30, 2021 are as follows:

	Operating Leases	Finance Leases
2022	$ 13,037	$ 321
2023	11,673	249
2024	10,494	211
2025	7,448	113
2026	4,940	39
Thereafter	6,330	—
Total lease payments	53,922	933
Less: Interest	4,755	55
Present value of lease liabilities	$ 49,167	$ 878

The Company has operating leases with related parties. Refer to Note 13 for additional information on related party lease arrangements.

D.A. DAVIDSON & CO.

Notes to Statements of Financial Condition
September 30, 2021 and 2020
Amounts in thousands, except per share amounts

Supplemental Lease Information

	2021	2020
Operating lease weighted average remaining lease term (years)	4.9	5.1
Operating lease weighted average discount rate	3.9%	3.2%
Finance lease weighted average remaining lease term (years)	3.5	3.8
Finance lease weighted average discount rate	3.6%	3.1%

(8) Income Taxes

Differences between the financial statement carrying amounts and the tax bases of assets and liabilities that give rise to significant portions of deferred tax assets and liabilities are as follows:

	2021	2020
Deferred tax assets:		
Compensation and benefits	$ 17,233	$ 15,107
Lease liabilities	12,951	13,411
Accrued expenses and reserves	765	677
Business acquisitions	520	408
Intangible assets	275	251
Other	491	231
Total deferred income tax assets	32,235	30,085
Deferred tax liabilities:		
Right-of-use assets, net	11,077	11,158
Fixed assets, net	2,875	2,794
Prepaid expenses	144	316
Total deferred income tax liabilities	14,096	14,268
Deferred income taxes	$ 18,139	$ 15,817

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the existence of, or generation of, taxable income in the periods in which those temporary differences are deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and estimates of future taxable income over the periods in which the deferred tax assets are deductible, at September 30, 2021 and 2020, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

D.A. DAVIDSON & CO.

Notes to Statements of Financial Condition
September 30, 2021 and 2020
Amounts in thousands, except per share amounts

(9)   Goodwill and Intangible Assets

As of September 30, 2021, the balance of goodwill was $9,712, which included $7,316 of goodwill recorded as part of the MA acquisition. As of September 30, 2020, the balance of goodwill was $2,396. The Company is required to identify the related reporting unit that pertains to any goodwill balance and to test goodwill for impairment by comparing the fair value of the reporting unit to the carrying amount of the reporting unit. The Company has identified its related reporting unit as its capital markets business and has allocated goodwill accordingly. The Company estimated the fair value of the reporting unit and determined that the unit's fair value exceeds its carrying value, and consequently, no impairment was evident at September 30, 2021 and 2020.

In connection with the August 2013 Crowell, Weedon & Co. (CW) merger, the Company recorded an intangible asset of $2,651 identifiable with the CW customer base, which is being amortized over the estimated useful life of 10 years. The value of the intangible asset is based on the present value of estimated net cash flows from the CW customer accounts over the 10 year period.

In connection with the April 2016 SMITH HAYES Companies (SH) acquisition, the Company recorded an intangible asset of $6,289 identifiable with the SH customer base, which is being amortized over the estimated useful life of 10 years. The value of the intangible asset is based on the present value of estimated net cash flows from the SH customer accounts over the 10 year period.

In connection with the April 2019 Wells Nelson & Associates, L.L.C. (WN) acquisition, the Company recorded an intangible asset of $2,008 identifiable with the WN customer base, which is being amortized over the estimated useful life of 10 years. The value of the intangible asset is based on the present value of estimated net cash flows from the WN customer accounts over the 10 year period.

In connection with the April 2019 Gode Conway acquisition, the Company recorded an intangible asset of $641 identifiable with the Gode Conway customer base, which is being amortized over the estimated useful life of nine years. The value of the intangible asset is based on the present value of estimated net cash flows from the Gode Conway customer accounts over the nine year period.

In connection with the September 2021 MA acquisition, the Company recorded an intangible asset of $1,360 identifiable with the MA customer base and covenants not to complete, which is being amortized over the estimated useful lives of 1 – 5 years. The value of the intangible asset is based on the present value of estimated net cash flows from the MA customer base and the fair value of the covenants not to compete over a 1 – 5 year period. See Note 3 for further discussion of this acquisition.

The balance of these intangible assets was $6,621 and $6,481, net of accumulated amortization of $6,328 and $5,108 as of September 30, 2021 and 2020, respectively.

D.A. DAVIDSON & CO.

Notes to Statements of Financial Condition
September 30, 2021 and 2020
Amounts in thousands, except per share amounts

(10) Loans Payable to Banks

As of September 30, 2021, the Company had two lines of credit secured by certain Company or client margin assets. These revolving lines of credit are payable on demand and bear interest at rates that vary with the federal funds rates. One of the lines is for $100,000 and has a maturity date of February 6, 2022. The second line of credit does not specify a maturity date or the amount of credit available. The Company did not have any outstanding borrowings under the lines of credit at September 30, 2021 and 2020.

(11) Employee Benefit Plans

Employees of the Company participate in the Parent's retirement savings and profit sharing plan and employee stock ownership plan (ESOP). Each plan is a defined contribution plan covering all employees who have completed a year of service. Participants become 100% vested in the employer contribution account after six years of service. The proportionate cost of the respective plans is borne by the Company through annual contributions in amounts determined by the board of directors of the Parent. Investments of the ESOP consist entirely of common stock of the Parent, which is appraised twice annually including as of the end of each plan year by an independent certified business appraiser to determine the current fair market value.

Participants may contribute to the Parent's retirement savings and profit sharing plan under the retirement savings portion of the plan. Contributions are based on a participant's choice of a percentage of compensation up to limits established by the plan.

(12) Stock-Based Compensation

The stock-based awards are a result of compensation agreements the Company has with certain employees which provide for the issuance of its Parent's stock in future years upon satisfaction of vesting requirements. In addition, the Company awards restricted stock grants of the Parent, in which shares of the Parent are issued upon satisfaction of vesting requirements.

As of September 30, 2021, there were 913 outstanding stock-based awards with a weighted average exercise price of $42.67. As of September 30, 2020, there were 939 outstanding stock-based awards with a weighted average exercise price of $36.90.

The Company also has an employee stock purchase plan which allows employees to purchase stock of the Parent subject to certain limits specified by the plan.

(13) Related Party Transactions

The Parent wholly owns the Company and the Company's three sister corporations: Davidson Investment Advisors, Inc., D.A. Davidson Trust Company, and Davidson Fixed Income Management, Inc. Related parties consist of significant shareholders, directors, principal officers, the Parent's retirement savings and profit sharing plan, and the ESOP. Included in accrued compensation at September 30, 2021 and 2020, was $9,866 and $8,380 respectively, related to retirement savings and profit sharing plan contributions.

D.A. DAVIDSON & CO.

Notes to Statements of Financial Condition
September 30, 2021 and 2020
Amounts in thousands, except per share amounts

Included in receivables from other and accounts payable and accrued liabilities are related parties receivables and payables for account balances of directors and principal officers. Also included as related parties receivables and payables are funds the Company advances to and receives from the Parent and sister corporations in the normal course of business. These receivables and payables bear interest based on the prime rates and consisted of $583 and $420 of receivables and $4,797 and $4,574 of payables at September 30, 2021 and 2020, respectively.

The Parent has a non-revolving line of credit and has pledged two-thirds of the Company's outstanding common stock in connection with its line of credit. The Parent also has an irrevocable standby letter of credit and has pledged 10% of the Company's outstanding common stock in connection with its letter of credit.

The Parent leases its Great Falls, Montana office space from a limited liability company whose members include a director of the Parent. The Parent leased its Lincoln, Nebraska office space from a partnership whose members include a director of the Parent. The Lincoln lease expired in July 2020.

(14) Off-Balance-Sheet Risk

In the normal course of business, the Company enters into when-issued underwriting and purchase commitments. Transactions relating to such commitments open at September 30, 2021, and subsequently settled, had no material effect on the financial statements.

The Company's normal business activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to credit and market risks in the event the customer or counterparty is unable to fulfill its contractual obligations. Such risks may be increased by volatile trading markets.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. A portion of the Company's customer activity includes the sale of securities not yet purchased and the writing of option contracts, substantially all of which are transacted on a margin basis. Customer transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event customers fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customers' obligations. The Company seeks to control the risk associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral or to reduce positions when necessary.

D.A. DAVIDSON & CO.

Notes to Statements of Financial Condition
September 30, 2021 and 2020
Amounts in thousands, except per share amounts

(15) Commitments and Contingencies

In connection with the MA acquisition, a portion of the Parent's common stock issued with a total fair value of $1,875 as of the acquisition date was deposited in an escrow account at the Parent to secure indemnification responsibilities of MA's sellers to the Company. These shares will be released to MA's sellers on September 1, 2023, if any and all then pending claims have been resolved.

In connection with the WN acquisition, a portion of the Parent's common stock issued with a total fair value of $799 as of the acquisition date was deposited in an escrow account at the Parent to secure indemnification responsibilities of WN's former equity owners to the Company. During the year ended September 30, 2021, all escrow shares were released to former WN equity owners.

In connection with the CW acquisition, a portion of the Parent's stock with a fair value of $2,497 as of the merger date were deposited in escrow to secure indemnification responsibilities of the CW owners to the Company. During the year ended September 30, 2020, all remaining escrow shares were released to former CW owners.

The Company has a partially self-insured plan for eligible employee medical and dental expenses. The Company maintains stop loss insurance for individual claims in excess of $205 and $185 for the 2021 and 2020 calendar years, respectively, and for aggregate claims in excess of $14,380 and $13,376 at September 30, 2021 and 2020, respectively.

The Company is involved in various claims and litigation. In the opinion of management, following consultation with legal counsel, the ultimate liability or disposition thereof is not expected to have a material adverse effect on the financial condition, results of operations, or cash flow of the Company.